

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2019

Jay R. Bloom
Co-Chairman and Chief Executive Officer
GX Acquisition Corp.
1325 Avenue of the Americas, 25th Floor
New York, NY 10019

Re: GX Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted November 5, 2018
CIK No. 1752828

Dear Mr. Bloom:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A submitted 3/28/2019

General

1.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware as the exclusive forum for any action arising under the Securities Act. Please revise your disclosure to highlight the uncertainty relating to the enforceability of such a provision.

You may contact Ernest Greene at 202-551-3733 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at 202-551-3397with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction